FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851—21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A.—Telesp Announces Consolidated Financial Results for the first quarter ended in March 2003” dated on May 09, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

Announces Consolidated Financial Results for first quarter ended in March 2003

Press Release, May 09, 2003 (15 pages)

For more information, please contact:

Charles E. Allen

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP, SP, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo—Brazil; May 09, 2003) TELECOMUNICAÇÕES DE SÃO PAULO S.A—TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the first quarter ended March 31, 2003. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10,303 of 10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		Variation
	Mar-03	Mar-02
Unaudited Figures in Reais MM
Net operating revenues	2,681	2,354	13.9%
EBITDA 1/	1,222	1,180	3.6%
EBITDA margin (%)	45.6	50.1	-4.5p.p.
Operating income	321	336	-4.5%
Income before income tax, social contribution, prof. sharing & minority interest	331	329	0.8%
Net income	221	212	4.0%

Shares outstanding (bn)	494.4	494.4	0.0%
EPS (000)	0.45	0.43	4.0%

Installed Lines (switching) (000)	14,359	14,338	0.2%
Lines in service (000)	12,413	12,577	-1.3%
Telephone density (per 100 inhab.)	32.4	33.6	-1.2p.p.
LIS/employee	1,506	1,208	24.7%
Digitalization (%)	96.3	95.7	0.6p.p.

1/	EBITDA = operating income + depreciation

Highlights of the Period

•	ADSL—is being offered under the brand name “SPEEDY” and reached 349,306 clients in March 2003, increasing 4.8% in relation to the 4Q02, when there were 333,281 clients. In relation to the 215,671 clients in March 2002, the growth is 62.0%.

•	Domestic and International Long Distance—By the end of March 2003, the Company achieved estimated market shares of 33% and 42% respectively for ILD and DLD services. These percentages confirm the success of the campaign “Super 15” that followed the authorization of Anatel to operate these services on June 29, 2002 and May 07, 2002, respectively, after the anticipation of the universalization targets. On March 1, 2003, the Company started to deploy the DLD service outgoing from other states of Brazil, as part of its strategy. The intra-state long distance service reached a market share of 87%.

•	Net operating revenues until March 2003 reached R$2,680.7 million. Compared with the R$2,353.7 million recorded in the same period of last year, it shows a R$327.0 million or a 13.9% raise. This results from the average tariff increase of 8.3% in June 2002 and mainly by the introduction of the domestic and international long distance services.

•	The Capex (Non-cash concept) for the first quarter 2003 was R$288.8 million, 24.6% lower than the one shown in the same period of last year which was R$382.9 million. These numbers are in line with the requirements of the Company after accomplishing the Anatel’s targets.

•	The total indebtedness of the Company as of March 31, 2003 was R$4,838.9 million and once subtracting R$356.2 million related to temporary gains in derivative operations, it drops to R$4,482.8 million. The net debt of the Company of R$2,578.3 million resulted from subtracting R$1,904.5 million of cash and cash equivalent. This value is lower than the R$3,205.2 million registered as of December 31, 2002.

Highlights about revenues

•	Gross Operating Revenues for the 1Q03 reached R$3,669 million, a R$487.2 million or 15.3% increased compared to the same period of the previous year. As of March 31, 2003, the Company did not register any clients with outstanding bills that individually surpassed the 1% of the total accounts receivable. It is worth noting that there was an increase in the ICMS, ISS and PIS, not only in terms of rates, but also with the inclusion of new services subject to them. Furthermore, there was an increase in the promotional discounts in long distance services. The combination of these two effects explains the difference between the growth of the Gross and the Net Operating Revenues.

The changes are explained as follows:

•	Monthly Rental Charge: totaled R$982.5 million in the 1Q03, representing an increase of R$83.4 million, or 9.3% compared to the 1Q02, due to the 13.9% tariff increase in the residential segment that occurred on June 28, 2002, partially offset by the average 1,2% reduction in the average number of lines in service. It is worth noting that the average number of lines in service went from 12,596,455 by the end of the 1Q02 to 12,455,882 by the end of the 1Q03, a reduction of 1.1%, or 140,573 lines. The number of lines in service by the end of March 2003 was 12,413,480, a decrease of 1.3%, or 163,317 lines, when compared to the 1Q02.

•	Installation Charge: amounted to R$22.2 million in the 1Q03, a reduction of R$1.3 million or 5.4% when compared to the 1Q02, due to the lower number of new clients registered in the 1Q03.

•	Local Service Revenues: registered revenues of R$677.6 million for the 1Q03, showing an increase of R$34.4 million or 5.3% compared to the 1Q02, explained by the tariff increase of 11.7% on June 28, 2002 and a 1.5% traffic growth (exceeding pulses), partially offset by the revenues reduction caused by the substitution of the 0800 services.

•	Others: reached R$178.3 million in the 1Q03, representing a R$4.3 million or 2.5% increase when compared with the 1Q02. The deployment of “Intelligent line” services and the rental of Dedicated Circuits and Lines were partially offset by the reduction in the revenues from the digital 2M-ATB (Two Megabits-Area of Basic Tariff) access, assistance to directories consulting and resale of merchandise.

•	DLD: grew R$173.4 million or 54% compared to the 1Q02, explained by:

•	Fixed-to-fixed Long distance (intra-state): totaled R$369.2 million in the 1Q03, growing R$48.2 million, or 15.0%, when compared to the 1Q02, mainly because of the average 14.9% tariff increase in the long distance basket that occurred on June 28, 2002, including the productivity gain of 4% and also due to the increase in traffic.

•	Fixed-to-fixed Long distance (inter-state): reached R$125.2 million in the 1Q03. The growth in revenues was due to the deployment of these services starting in July 2002, besides the contribution of the larger participation of tariff level 4 (more than 300 km), which has a higher price.

Inter-network revenues:

•	Fixed-to-mobile revenues: amounted to R$829.4 million in the 1Q03, presenting an increase of R$163.5 million or 24.6% compared to the 1Q02. This was due to both the traffic growth and the tariff adjustment in February, 2003 for VC1 (average increase of 19.2%), VC2 (increase of 21.99%), and the introduction in July 29, 2002 of the inter-state, or VC3, which registered a 21.99% tariff increase in February 2003.

•	ILD: on April 2002, Anatel (National Telecommunications Agency) authorized Telefónica to provide international long distance calls with the access code 15, following the anticipation in more than two years of the Anatel’s targets. In that sense, revenues of R$22.6 million were achieved in the 1Q03. With the start of operations in May 2002, outgoing ILD calls from the state of São Paulo allowed the Company to reach an approximate market share in this business of 33.6% by the end of the 1Q03.

•	Interconnection Revenues: amounted R$282.9 million in the 1Q03, showing a reduction of R$29.1 million or 9.3% when compared with the 1Q02, mainly due to a reduction in the revenues from EILD (Wholesale of Dedicated Lines) resulting from the renegotiation of contracts. Contributed to this reduction as well the growth in DLD and ILD traffic through the Company’s own network after these services were made available.

•	Public Telephony: totaled R$ 51.8 million in the 1Q03, and when compared to the 1Q02, it grew R$12.8 million or 32.8% mainly due to the 8.0% tariff increase in June 28, 2002 and the sale of pre-paid cards. It is worth noting that revenues from public telephone cards sales are deferred and accounted for, when the cards are effectively used, according to the change of the accounting procedure only applied since December 2002.

•	Business Communication: revenues for the 1Q03 reached R$126.4 million, a R$23.4 million or 22.7% increase regarding the 1Q02. The increase was mainly caused by the growth in the “Speedy” service and partially counterbalanced by Private Lines (LPs) and other services.

Operating Expenses Highlights

Operating Expenses for the 1Q03 reached R$1,459 million, an increase of R$284.9 million or 24.3% compared to the 1Q02, explained as follows:

•	Personnel expenses totaled R$192.7 million in the 1Q03, growing R$35.8 million or 22.8% compared to the 1Q02 mainly due to the increase of the expenses related to the early retirement program executed to reorganize the work force during the 1Q03. The salary increase of 6% and the bonus program for employees (SRE) also contributed for this increase. These effects were partially offset by a reduction in the average headcount of 12.5%.

•	General and administrative expenses for the 1Q03 grew R$225.6 million or 25.9% compared to the 1Q02, reaching R$1,098.3.

Quarterly disclosure

The General and Administrative Expenses changes are explained as follows:

a)	Materials showed a R$0.6 million or 2.2% reduction, when compared to 1Q02. The main reasons are the reduction in the costs of merchandize sold in R$2.3 million, offset by the increase in the expenses of material for plant maintenance aiming to further improve the high quality levels that have already been achieved.

b)	Outsourcing expenses increased R$76.7 million or 21.9% when comparing the 1Q03 with the 1Q02, largely as the result of the increased expenses in network maintenance under new contracted agreements and conservation services, data processing services, advertising and consulting services.

c)	Inter-connection expenses grew R$137.7 million or 30.9% when comparing the 1Q03 with the 1Q02 due to a fixed-to-mobile traffic increase and payments to other operators (due to the new ILD and DLD services).

d)	Other Expenses for the 1Q03 went up R$11.8 million or 24.7% compared to the 1Q02 mainly due to increase of the provision for rental of infrastructure and poles, which had the unitary value increased by 100% from November 2002 on.

•	Taxes showed an increase of R$15.3 million, or 42.0%, when comparing the 1Q03 and the 1Q02, chiefly due to the accounting of the expenses related with PIS on Other Revenues, in the amount of R$9.3 million, which were previously recorded as contingency, and in accordance to the new legislation of PIS. Said legislation also increased the rate of the PIS from 0.65% to 1.65% depending of the type of services rendered.

•	Provisionsfor bad debt presented an increase of R$19.4 million, or 22.6%, comparing the 1Q03 and the 1Q02. It corresponds to 3.9% of total net revenues. The main reasons are the increase in revenues, as well as the increase in the adoption of stricter accounting principles set in accordance to the conservatism accounting principle. Nevertheless, the Company continues focusing its efforts to keep this variable under control, which showed a stable pattern during the last quarters.

•	Other operating revenues (expenses) dropped to R$11.4 million in the 1Q03 compared to the R$21.6 million in the 1Q02, a reduction of R$10.2 million or 47.1%. The main reasons are the adjustments that occurred in the 1Q02 after the valuation of the stock causing a provision for the reduction to the market value of R$9.7 million and the losses in assets write-off, which were identified after a physical inventory assessment in the amount of R$7.7 million.

•	Depreciation grew R$29.7 million or 4.3% in the 1Q03 compared to the 1Q02, mainly due to the growth of the average number of installed lines, consequent of the new adds and the activation of assets and facilities.

•	Net Financial Revenues/(Expenses): when comparing the 1Q03 with the 1Q02, an increase in the negative financial results of R$27.4 million is registered due to the increase of the interest rates. In order to reduce the risk represented by the exchange rate variation that could lead to losses for the Company as a consequence of the volatility of the exchange rate thus increasing the value of the liabilities represented by loans and financing contracted in foreign currency as well as financial expenses, the Company has signed hedging contracts with financial institutions.

			Variation
Net Financial Revenues	Mar/03	Mar/02%		R$

Results of Financial Operations	55.4	(6.9)	(902.9)	62.3
Interest on Company’s net worth	0.0	0.0	—	—
Results of Hedging (Book Value)	(351.6)	(86.4)	306.9	(265.2)
Interest on Debt	(129.2)	(54.3)	137.9	(74.9)
Monetary and Exchange Variation	246.3	(4.1)	(6,107.3)	250.4

Net Financial Revenues—R$ million	(179.2)	(151.7)	18.1	(27.4)

NON-OPERATING REVENUES (EXPENSES) showed a positive variation of R$17.6 million when comparing the 1Q03 and the 1Q02, mainly due to the reduction in expenses tied to the write-offs of installation material related to work in progress in an amount of R$14.4 million. This results from the reduction of investments, showing, as a consequence, a reduction in telephony cables.

LOANS AND FINANCING: As of March 31, 2003, the Company had R$4,397.4 million in loans and financing denominated in foreign currency, from which R$3,306.5 million were obtained at fixed interest rates, and R$1,090.9 million were obtained at variable interest rates (Libor). Even though most of the debt has been contracted with fixed interest rates in foreign currency, all the debt was effectively converted into CDI variable interest rate facilities nominated in local currency, by means of Swap contracts. With the additional R$441.6 million debt in local currency, the debt totals R$4,838.9 million. Subtracting from this value R$356.2 million (temporary gains in hedging), the liabilities drop to R$4,482.8 million and the net indebtedness totals R$2,578.3 million when subtracting the R$1,904.5 million of cash and cash equivalents. This value is lower than the R$3,205.2 million registered on December 31, 2002. The Company invests the surpluses of cash and cash equivalents (financial applications) of R$1,904.5 million (R$490.6 million as of December 31, 2002) mainly in highly liquid instruments, based on the variation of the CDI. Book value of those instruments is close to market value, because of their short-term maturity.

RECENT AND IMPORTANT EVENTS

•	Telesp announced the spin-off of its Packaged Networks Subsidiary. On August 03, 2000, the total subsidiary of Telesp, Telefônica Empresas S.A., was established to provide packaged network switched services. On October 10, 2000 the Board of Directors approved a proposal to the segmentation of the business related to the said packaged network switched service, then directly rendered by Telesp, through a transfer of the assets associated with the service to Telefonica Empresas S.A., a non-listed company. This measure intends to increase the efficiency in rendering said services employing state-of-the-art technology and thus, createvalue to clients, shareholders and the Company itself. The assets transfer to the new Company was submitted to the General Shareholders Meeting on October 27, 2000. The valuation appraisals were approved and the capital increase of the new society was subscribed by the Company by means of cash and fixed assets. The authorization to render the said services was also transferred at the occasion. In the General Shareholders Meeting held on January 30,

2001, the Equity valuation report was approved and the capital reduction of the resulting Company. The proportional value to the spun-off equity is R$207,799,377.95 without any modification in the number, the rights and the kind of the Company’s shares. The filing of the Company was approved and the company’s shares started to be traded from May 28, 2001 on. This operation does not imply into any harm to existing compromises of the Company and in particular, the transference of any asset linked to the concession for STFC (Fixed Line Switched Transmission Services). ANATEL, according to Law # 9,472 of 07/16/1997, has approved this operation. The services provided by the Company and corresponding tariffs are regulated by ANATEL.

•	Ceterp acquisition. On December 22, 1999, the Company acquired, in the privatization auction promoted by the Ribeirão Preto City Government, Ceterp—Centrais Telefônicas de Ribeirão Preto S.A. and its controlled subsidiary, Ceterp Celular S.A. On October 4, 2000, according to the privatization rules, the Company concluded the acquisition by means of a public tender offer for both ON and PN shares. After this, the Company had 96.97% of the preferred shares and 99.85% of the ordinary (voting) shares of Ceterp. On November 27, 2000, according to the Brazilian telecommunications market applicable rules, Ceterp sold its controlled company, Ceterp Celular. On November 30, 2000, the Company incorporated Ceterp S.A.

•	CVM edict # 371—Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. As of December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of November 30, 2002 and November 30, 2001, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability was R$149.1 million.

•	“Interim Dividends” Payment: on October 07, 2002, the management of the Company informed its shareholders the payment of “interim dividends” in a total amount of R$339,000,000.00 (three hundred thirty nine million of reais), approved by Board of Directors at the meeting held on October 04, 2002. Based on the financial statements as of June 30, 2002 and according to article 28 of the Company’s by-laws and articles 204 and 205 of Law # 6404/76, the Company paid R$0.6867 per lot of thousand shares, common and preferred, starting on October 24, 2002.

•	Issuance of Promissory Notes of the Company: on October 08, 2002, the Company published a relevant fact informing that the Board of Directors, at a meeting held on October 04, 2002, unanimously approved the issuance of the first series of Promissory Notes of the Company. The issuance amounts to R$400,000,000. The Promissory Notes will pay interest equivalent to 105% of the one-day average rate “inter-financial deposits” (“Taxa DI”), “over extra group” interest, consisting of an annual percentage rate applicable to a period of 252 days, calculated and published by CETIP—Central de Custódia e Liquidação Financeira de Títulos (Securities Custody and Clearing Center). The Promissory Notes mature in 180 days, counted after the issuance date and there will be no guarantee. The initial announcement of the placement of the Promissory Notes was published on October 18, 2002.

•	Telesp acquires the IP Network from Telefônica Empresas: On December 10, 2002, the management of Telecomunicações de São Paulo—Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$ 143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s bylaws: the Extraordinary General Shareholders Meeting, held on December 30, 2002, approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s by-laws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

•	Fund raising with JBIC – Japan Bank for International Cooperation: On January 23, 2003, the Company contracted with the JBIC 29,762,500,000 of yens (equivalent to US$251.25 million), related to an agreement dated as of December 30, 2002. The maturity of the loan is six years and six months, with Yen Libor plus 1.25% interest rate, with no guarantee. The funds will be used for the expansion and modernization of the fixed telephony network. In order to reduce the risk of exchange rate variations, the Company has signed hedging contracts with financial institutions.

SUBSEQUENT FACT

•	Declaration of interim dividends: On April 07, 2003, the Company published a relevant fact regarding the declaration of interim dividends and the payment of dividends and interest on the Company’s net worth for the fiscal year 2002. In accordance with the resolutions taken by the Board of Directors at the Meeting held on April 04, 2003, ad referendum of the General Shareholders’ Meeting, the Company will grant interim dividends for a total amount of R$897,000,000 based on the accumulated earnings of the balance sheet as of December 31, 2002 and according to article 28 of the Company’s by-laws and articles 204 and 205 of Law # 6404/76. The payment of said dividends started on April 23, 2003.

	Common	Preferred (*)

Amount per lot of 1,000 shares: R$	1.703964277173	1.874360704891

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

•	Declaration of Interest on the Company’s Net Worth and Complementary Dividends—Fiscal Year 2002: The Interests on the Company’s Net Worth and dividends approved at the Extraordinary General Shareholders’ Meeting held on March 27, 2003 in the amounts of R$497,486,300 net from income tax and R$102,512,875, respectively, started to be paid on April 23, 2003.

Interest on the Company’s Net Worth

Common and preferred shares	Immune or Exempt Legal Entities (gross value)	Taxed Legal Entities and Individuals (net value)

Amount per lot of 1,000 shares: R$	1.185751934332	1.007889144182

Complementary dividends

Type of Shares	Common	Preferred

Complementary Dividends—2002	0.089062518839	0.089062518839
10% Complementary Dividends—2002 (*)	—	0.008906251884
Complement of 10% of the Interim Dividends distributed on October 24, 2002 (*)	—	0.068670001447
Complement of 10% of the IONW declared in 2002 (*)	—	0.100788914433
Amount per lot of 1,000 shares: R$	0.089062518839	0.267427686603

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance to article 9 of the Law # 9,249/95 and item V of Instruction # 207/96 of the Comissão de Valores Mobiliários, the value of the IONW was charged, on its net value, to the value of the minimum mandatory dividends related to the corresponding fiscal year in which it was declared.

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has the Telesp Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates, depreciation and Capex. Finally, Table 6 shows loans and financing, inflation, and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 1. Shareholding structure for Telesp

As of March 31, 2003

Telesp	Ordinary	Preferred	Total

Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.3%	88.87%	87.35%
Treasury shares 1/	721,629,917	81,817,382	803,447,299
	0.43%	0.02%	0.16%
Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.22%	11.10%	12.49%
Total number of shares	166,041,836,519	328,353,890,121	494,395,726,640
1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law.

Capital stock—in thousands of R$ (as of 12/31/02):		5,978,074
Book Value per 1.000 shares (R$):		29.68
Capital stock—in thousands of R$ (as of 03/31/03):		5,978,074

Tagline

Telecomunicações de São Paulo S/A—TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A—TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A—CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is already a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. Anatel has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7th, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29th, 2002.

The Board of Directors of Anatel, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A.—Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company will offer voice and data services through points of presence, compossed of networks and telecommunication circuits.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the months ended March 31, 2003 and 2002

Corporate Law Method (Unaudited)

(in thousands of Brazilian reais—R$)

	Consolidated—Accumulated
	Mar-03	Mar-02	var.

Gross operating revenue	3,669,034	3,181,815	15.3%

Monthly basic rental charges	982,467	899,025	9.3%
Installation charge	22,244	23,521	-5.4%
Local Service	677,585	643,192	5.3%
Other	178,255	173,924	2.5%
DLD	494,442	321,055	54.0%

Intra region	369,229	321,055	15.0%
Inter region	125,213	—	100.0%
Fixed to mobile revenues	829,386	665,848	24.6%
ILD	22,582	—	100.0%
Network Traffic	282,942	312,016	-9.3%
Public telephony	51,772	38,995	32.8%
Business Communications (except packages)	126,430	103,044	22.7%
Phone directory	929	1,195	-22.3%

Taxes + others	(988,293)	(828,120)	19.3%

Net operating revenue	2,680,741	2,353,695	13.9%

Operating expenses	(1,459,000)	(1,174,071)	24.3%

Payroll and related charges	(192,733)	(156,963)	22.8%
General and administrative expenses	(1,098,307)	(872,676)	25.9%
Materials	(27,727)	(28,338)	-2.2%
Outside Services	(427,300)	(350,563)	21.9%
Interconnection expenses	(583,728)	(446,032)	30.9%
Others	(59,552)	(47,743)	24.7%
Taxes	(51,873)	(36,526)	42.0%
Provisions	(104,868)	(85,504)	22.6%
Investment gains (losses)	231	(752)	-130.7%
Other operating revenues / (expenses)	(11,450)	(21,650)	-47.1%

Earnings before interest taxes, depreciation and amortization—EBITDA	1,221,741	1,179,624	3.6%

Depreciation and amortization	(722,054)	(692,331)	4.3%
Financial revenues	536,851	75,066	615.2%
Financial expenses	(716,024)	(226,760)	215.8%
Interest on company’s net worth	—	—

Operating income	320,514	335,599	-4.5%

Nonoperating revenues (expenses)	10,884	(6,731)	-261.7%

Income before income tax and social contribution	331,398	328,868	0.8%

Income tax	(82,884)	(85,735)	-3.3%
Social contribution	(27,942)	(31,016)	-9.9%

Income before interest on company’s net worth reversion net worth	220,572	212,117	4.0%

Interest on company’s net worth reversion	—	—
Net income	220,572	212,117	4.0%

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

At March 31, 2003 and December 31, 2002 Corporate Law—Unaudited

(In thousands of reais—R$)

	Consolidated	Consolidated
ASSETS	Mar-03	Dec-02

Current assets	5,748,132	4,703,820

Cash and cash equivalents	1,904,459	490,640
Cash and bank accounts	13,639	32,372
Financial investments	1,890,820	458,268
Accounts receivable from customers	2,542,880	2,383,545
Allowance for doubtful accounts	(432,954)	(401,494)
Loans and financial investments	3,032	3,250
Recoverable taxes	1,045,524	1,003,093
Maintenance inventories	164,785	193,499
Recoverable prepaid expenses	84,184	86,860
Temporary gains from hedging	356,164	890,520
Receivables from associated companies	4,233	3,403
Other assets	75,825	50,504

Long-term assets	984,215	1,023,528

Recoverable taxes	604,294	698,206
Loans and financial investments	9,658	9,825
Capitalizable investments	50,314	47,713
Bail of legal proceedings	210,442	197,422
Receivables from associated companies	85,788	47,056
Other assets	23,719	23,306

Permanent assets	16,199,603	16,633,584

Investments	173,238	172,993
Property, plant and equipment—net	15,824,685	16,222,866
Deferred results	201,680	237,725

Total Assets	22,931,950	22,360,932

LIABILITIES	Consolidated	Consolidated
	Mar-03	Dec-02

Current liabilities	5,061,522	5,167,290

Loans and financing	2,355,278	2,471,429
Suppliers	865,068	939,067
Consignments	130,019	144,577
Taxes	645,588	558,527
Dividends and interest on capital	778,787	777,932
Accrual for contingencies	38,908	37,502
Payroll and related charges	111,763	124,747
Payables to associated companies	43,361	38,586
Other liabilities	92,750	74,923

Long-term liabilities	3,192,897	2,709,379

Loans and financing	2,483,636	2,114,968
Taxes	35,373	36,865
Accrual for contingencies	411,924	367,159
Payables to associated companies	90,509	21,534
Other liabilities	171,455	168,853

Shareholders’ equity	14,675,905	14,482,637

Share capital	5,978,074	5,978,074
Capital reserves	2,743,037	2,742,729
Profit Reserves	471,098	471,098
Retained earnings	5,483,696	5,290,736

Capitalizable Funds	1,626	1,626

Total liabilities	22,931,950	22,360,932

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated-Accumulated			var.		Consolidated		var.
		Mar-02		Mar-03			4Q02	1Q03
Capex
Capital Expenditure	R$ MM	383		2895/	-24.6%		4975/	2895/	-41.8%

Network
Access Lines—Installed (switching)		14,337,759		14,359,488	0.2%		14,355,660	14,359,488	0.03%
Installed Lines—Gain		(9,089	) 4/	3,828	142.1%		35,835	3,828	-89.3%
Access Lines in Service		12,576,797		12,413,480	-1.3%		12,505,888	12,413,480	-0.7%
Residential		9,320,867		9,185,934	-1.4%		9,269,615	9,185,934	-0.9%
Non-residential		1,505,216		1,482,446	-1.5%		1,505,464	1,482,446	-1.5%
Trunk Lines		1,349,481		1,233,278	-8.6%		1,331,397	1,233,278	-7.4%
Public Lines		333,011		324,867	-2.4%		324,520	324,867	0.1%
Internally used and test lines		68,222		186,955	174.0%		74,892	186,955	149.6%
Lines in Services—Gain		(39,209)		(92,408)	135.7%		(54,960)	(92,408)	68.1%
Average Lines in Service	(ALIS)	12,596,455		12,455,882	-1.1%		12,562,176	12,455,882	-0.8%
Digitalization	(%)	95.7		96.3	0.6p.	p.	96.1	96.3	0.2p.	p.

Traffic
Local Pulses—Registered	(pul 000)	8,805,399		8,834,926	0.3%		9,233,018	8,834,926	-4.3%
Local Pulses—Exceeding	(pul 000)	6,079,827		6,168,222	1.5%		6,538,860	6,168,222	-5.7%
Domestic Long Distance 1/	(min 000)	3,595,887		4,045,876	12.5%		4,174,964	4,045,876	-3.1%
International Long Distance	(min 000)	—		18,390	—		16,922	18,390	8.7%
Monthly traffic per ALIS
Local	(pul)	233		236	1.5%		245	236	-3.5%
DLD	(min)	95		108	13.8%		111	108	-2.3%
ILD	(min)	—		0.5	—		0.4	0.5	9.6%

Others
Employees		10,413		8,245	-20.8%		9,515	8,245	-13.3%
LIS per Employee 2/		1,208		1,506	24.7%		1,314	1,506	14.6%
Monthly Net Op. Revenue per ALIS	(R$)	62.3		71.7	15.2%		73.0	71.7	-1.7%
Telephone Density	(per 100 inh.)	33.6		32.43/	-1.2p.	p.	32.9	32.43/	-0.5p.	p.

1/	Include intra-state, inter-state, VC1, VC2 and VC3
2/	End of period
3/	Population: 38,273,530—source Anatel
4/	Deactivated due to technical reasons
5/	Includes capex for Long Distance

F-13

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes)—fixed line services

(in reais)

	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
Date of Enforcement		Residential	Business	Trunk line	Local	Credit
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36
Sep 01, 1998	69.10
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257

	DLD (1 minute without discounts—normal rates)
Date of Enforcement	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347

	Interconnection (1 min.-without discounts)		Fixed to Mobile (1 minute-without discounts)
Date of Enforcement	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.086	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360 4/	1.265	1,439

1/	Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997
2/	The new tariffs started to be changed in January 12, 2000 in the CTBC concession area.
3/	Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company’s restructuring): installation charge (R$64.84), local pulse (R$0.09826), DLD (D1=R$0.101, D2=R$0.146, D3=R$0.209 and D4=R$0.305) and interconnection (TU-RL=R$0.057 and TU-RIU= R$0.092). There are differentiated tariff rate for the CETERP concession area.
4/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a)  On June 25, 2002, according to the Acts 26.660 and 26.687, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 8.28%, while the net maximumtariff of the Long Distance Basic Plan increased in average by 5.02%, thus incorporating the productivity gain of 4.0%, in accordance to the Concession Agreement.

Note b)  On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service—SMC, with an increase in 9.9% for the VC1, while the VC2 increased 8.8%. These adjustments apply for all the TELESP concession área (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be changed on February 1st, 2002.

Note c)  The IGP-DI used in the formula to calculate the tariff was 9.40%.

Capex

The Company submitted to the Board of Directors the Budget for 2003, ammounting to R$1,445,000,000, deliberated by the General Shareholder’s Meeting, on March 27, 2003. The Company invested until March 31, 2003 the amount of R$289,396,000. On the 1st quarter of 2003, the new commited consolidated capex is as follows (in thousand of reais):

Year	Committed	Forecasted
2003	154,603	185,186

Depreciation Figures

(in million of reais—R$)

March 2003

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	36,091	(20,700)	15,391
Work in progress	434	0	434

Total	36,525	(20,700)	15,825
Fully depreciated assets			8,900
Average depreciation rate (%)			10.53%

F-14

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 6

Loans and Financing

(in thousand of reais)

				Balance as of Mar/03
	Currency	Interest Rate	Due Date	Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	10,534	100,853	111,387
CIDA	CAN$	3.0%	2005	779	835	1,614
Comtel	US$	10.75%	2004	4,290	1,039,461	1,043,751
Loans in Foreign Currency			Until 2009	1,898,117	1,342,487	3,240,604
Loans in Local Currency		CDI	2003	441,558	—	441,558

Total				2,355,278	2,483,636	4,838,914

	Currency	Interest Rate	Balance as of Mar/03
Res. 2770	USD	1.0% to 32.55%	1,531,985
Res. 2770	JPY	1.05%	77,218
Res. 4131	USD	7.80%	67,128
Res. 4131	USD	Libor + 1.0% until Libor+3.13%	138,429
Import Financing	USD	4.00% until 9.17%	48,328
Import Financing	USD	Libor + 0.25% until Libor + 3.00%	105,220
Debt Assumption	USD	4.55% until 27.50%	425,039
“United Loan”	JPY	Libor +1.25%	847,257

Total			3,240,604

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Dec 2001	10.37%	10.40%
Jan - Mar 2002	0.51%	0.48%
Jan - Jun 2002	3.48%	4.09%
Jan - Set 2002	10.54%	11.60%
Jan - Dec 2002	25.30%	26.41%
Jan - Mar 2003	6.26%	5.52%
Source: Investnews—Gazeta Mercantil

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Dec 31, 2001	2.3204	-18.67%
Mar 31, 2002	2.3236	-0.14%
Jun 30, 2002	2.8444	-22.58%
Sep 30, 2002	3.8949	-67.85%
Dec 31, 2002	3.5333	-52.27%
Mar 31, 2003	3.3531	5.10%

Source: Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date: May 09, 2003.	By:	/S/ CHARLES E. ALLEN
		Name:	Charles E. Allen
		Title:	Investor Relations Director